UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

MGM Resorts International

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Gregg Winiarski
 Executive Vice President, General Counsel &
Secretary
 IAC/InterActiveCorp
 555 West 18th Street
New York, NY 10011
 Telephone: (212) 314-7300
Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON IAC/InterActiveCorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,033,902(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 59,033,902(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,033,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%*
14	TYPE OF REPORTING PERSON CO

*	Percentage calculated on the basis of 493,281,168 shares of common stock, par value $0.01, of the Company (“Common Stock”) issued and outstanding as of July 30, 2020 (based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020).

(1)	Reflects 59,033,902 shares of Common Stock beneficially owned by IAC/InterActiveCorp (“IAC”).

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Shares”), of MGM Resorts International (the “Issuer”). The principal executive offices of the Issuer are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2. Identity and Background.

This Schedule 13D is being filed by IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Reporting Person”). The Reporting Person’s principal executive offices are located at 555 West 18th Street, New York, New York 10011. The telephone number of the Reporting Person is (212) 314-7300.

IAC today operates Vimeo, Dotdash and Care.com, among many other online businesses, and has majority ownership of ANGI Homeservices, which includes HomeAdvisor, Angie’s List and Handy.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto (collectively, the “Covered Persons”), attached and incorporated herein by reference. During the preceding five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Shares purchased by Reporting Person were purchased with working capital in open market purchases, as set forth in Schedule C, which is incorporated by reference herein. The aggregate purchase price of the 59,033,902 Shares beneficially owned by the Reporting Person is approximately $1,018,538,036, excluding brokerage commissions.

ITEM 4. Purpose of Transaction.

The Reporting Person purchased the Shares for investment purposes. The Issuer has indicated that it intends to invite the Reporting Person to join its Board of Directors. Except for the foregoing, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

On the date hereof, the Reporting Person issued a press release (the “Press Release”) and distributed a letter (the “Letter”) to its shareholders discussing the investment in the Issuer by the Reporting Person. The full text of the Press Release (including the Letter) is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, which may include changing its investment purpose and/or, from time to time, additional acquisitions or dispositions of Shares, the exploration with the Issuer of potential strategic or business transactions relating to the businesses of the Issuer and the Reporting Person and any matter set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)

As of close of business on the date hereof, Reporting Person has beneficial ownership of approximately 59,033,902 Shares constituting approximately 12.0% of the Shares outstanding.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Shares set forth on Schedule B, which is attached and incorporated by reference.

The aggregate percentage of the Shares reported owned by each person named herein is based upon 493,281,168 Shares issued and outstanding, which is the total number of Shares outstanding as of July 30, 2020 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed with the Securities and Exchange Commission (the "SEC") on August 3, 2020.

(b)

The Reporting Person and, to the knowledge of the Reporting Person, each of the Covered Persons, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares beneficially owned by the Reporting Person or the Covered Person, as applicable.

(c)

The transactions effected by IAC during the past 60 days are set forth on Schedule C, attached hereto. To the knowledge of the Reporting Person, no transactions in the Shares were effected by any Covered Person during the 60 days prior to the date of this Schedule 13D.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer has indicated that it intends to invite the Reporting Person to join its Board of Directors. Except as described in this Item 6, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

99.1	Press Release, dated August 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2020

IAC/InterActiveCORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF IAC/INTERACTIVECORP

Directors and Executive Officers of Reporting Person. The following table sets forth as to each of the directors and executive officers, as applicable, of the Reporting Person: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 555 West 18th Street, New York, New York 10011, and (ii) the principal employer of each such individual is IAC/InterActiveCorp: the business address of which is 555 West 18th Street, New York, New York 10011.

IAC/InterActiveCorp:

Name	Citizenship	Present Principal Occupation or Employment
Barry Diller Chairman	United States	Chairman and Senior Executive of IAC and the Chairman and Senior Executive of Expedia Group.
Joseph Levin Director and Chief Executive Officer	United States	Chief Executive Officer of IAC.
Victor A. Kaufman Vice Chairman	United States	Vice Chairman of IAC
Chelsea Clinton Director	United States	Vice Chair of the Clinton Foundation
Michael D. Eisner Director	United States	Chairman of the Tornante Company, LLC.
Bonnie S. Hammer Director	United States	Chairman of NBCUniversal Content Studios
Bryan Lourd Director	United States	Partner and Managing Director of Creative Arts Agency.
Westley Moore Director	United States	Chief Executive Officer of Robin Hood
David Rosenblatt Director	United States	Chief Executive Officer of 1stdibs.com, Inc.
Alan G. Spoon Director	United States	Former General Partner, Managing General Partner and Partner Emeritus of Polaris Venture Partners.
Alexander von Furstenberg Director	United States	Founder and Chief Investment Officer of Ranger Global Advisors, LLC.
Richard F. Zannino Director	United States	Managing Director at CCMP Capital Advisors, LLC.
Glenn H. Schiffman Executive Vice President and Chief Financial Officer	United States	Executive Vice President and Chief Financial Officer of IAC.
Mark Stein Executive Vice President and Chief Strategy Officer	United States	Executive Vice President and Chief Strategy Officer of IAC.
Gregg Winiarski Executive Vice President, General Counsel and Secretary	United States	Executive Vice President, General Counsel and Secretary of IAC.

SCHEDULE B

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS OF IAC/INTERACTIVECORP

The following table sets forth, as of the date hereof, the number and percentage of Shares of Issuer that is beneficially owned by each Covered Person.

Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Barry Diller	0	*
Joseph Levin	0	*
Victor A. Kaufman	0	*
Chelsea Clinton	0	*
Michael D. Eisner	0	*
Bonnie S. Hammer	0	*
Bryan Lourd	0	*
Westley Moore	0	*
David Rosenblatt	0	*
Alan G. Spoon	73	*
Alexander von Furstenberg	0	*
Richard F. Zannino	0	*
Glenn H. Schiffman	0	*
Mark Stein	0	*
Gregg Winiarski	0	*

*       Less than 1% of the class beneficially owned.

SCHEDULE C

Transactions Effected During the Past 60 Days

The transactions set forth in the following table were effected by IAC/InterActiveCorp during the past 60 days. Each transaction was effected on the open market.

Date	Security	Amount Bought / (Sold)	Approx. Price per Share ($)(1)
6/9/2020	Shares	400,000	21.9255
6/10/2020	Shares	590,000	20.8048
6/11/2020	Shares	571,000	18.4918
6/12/2020	Shares	1,450,000	18.8798
6/15/2020	Shares	1,000,000	19.0167
6/16/2020	Shares	1,350,000	19.7288
6/17/2020	Shares	1,450,000	19.0486
6/18/2020	Shares	1,900,000	18.5957
6/19/2020	Shares	2,000,000	18.3391
6/22/2020	Shares	1,000,000	17.7363
6/23/2020	Shares	340,000	18.0738
6/24/2020	Shares	2,100,000	17.1550
6/25/2020	Shares	1,453,146	16.3903
6/26/2020	Shares	2,004,600	15.9417
6/29/2020	Shares	39,126	15.5245
6/30/2020	Shares	217,080	16.6043
7/1/2020	Shares	300,000	16.7521
7/2/2020	Shares	300,000	16.9172
7/6/2020	Shares	153,839	16.4766
7/7/2020	Shares	200,000	16.2070
7/8/2020	Shares	50,100	15.8227
7/9/2020	Shares	54,993	15.6389
7/20/2020	Shares	25,000	16.2335
7/22/2020	Shares	25,000	16.3999
7/23/2020	Shares	25,000	15.6791
7/27/2020	Shares	22,000	15.3847
7/29/2020	Shares	3,200,000	16.0567
7/30/2020	Shares	4,000,000	16.4476
7/31/2020	Shares	8,500,000	15.9259
8/3/2020	Shares	3,000,000	16.3118
8/4/2020	Shares	2,200,000	16.6354
8/5/2020	Shares	3,325,000	16.7104
8/6/2020	Shares	4,200,000	17.7421
8/7/2020	Shares	6,000,000	18.8824

(1)	Excludes brokerage commissions.